                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          OUTLET COMMUNICATIONS, INC.
                                (Name of issuer)

                      CLASS A COMMON STOCK, $.01 PAR VALUE
                         (Title of class of securities)

                                  69-111-10-9
                                 (CUSIP number)

                                  Ellen Wilson
                                The Gladney Fund
                              2300 Hemphill Street
                            Fort Worth, Texas  76110
                                 (817) 922-6045

                 (Name, address and telephone number of person
               authorized to receive notices and communications)


                               December 16, 1994
                      (Date of event which requires filing
                               of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the transaction which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following box if a fee is being paid with the statement [   ].  (A fee
is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         Note:  Six copies of this statement, including all exhibits, should be filed with the Commission.
      See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)
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     CUSIP No. 69 111 10 9                    13D            Page 2 of 10 Pages



     1     NAME OF PERSON
           THE GLADNEY FUND
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           75-2414153

     2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*             (a)

                                                                       (b) [X]
     3     SEC USE ONLY


     4     SOURCE OF FUNDS*
             NOT APPLICABLE

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]

     6     CITIZENSHIP OR PLACE OF ORGANIZATION
             TEXAS

                                7     SOLE VOTING POWER
                                        -0-
     NUMBER OF SHARES
     BENEFICIALLY OWNED         8     SHARED VOTING POWER
     BY EACH REPORTING                  4,548,685
     PERSON WITH
                                9     SOLE DISPOSITIVE POWER
                                        5,500

                               10     SHARED DISPOSITIVE POWER
                                         -0-

     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             4,548,685

     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                              [ ]

     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             69.2%

     14    TYPE OF PERSON REPORTING*
             00

                                     * SEE INSTRUCTIONS BEFORE FILLING OUT





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         GENERAL.  This Schedule 13D is filed by The Gladney Fund (the "Filing
Person"). The Filing Person may be deemed to be a member of a group for purposes of Section 13(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as described in Item 5 below, however the Filing Person does not, by reason of the filing of this Schedule 13D, thereby admit it has become a member of a "group" within the meaning of Section 13(d).

ITEM 1.  SECURITY AND ISSUER.

                 This Schedule 13D relates to the shares of Class A Common Stock, par value $.01 per share (the "Common Stock"), of Outlet Communications, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is 23 Kenney Drive, Cranston, Rhode Island 02920.

ITEM 2.  IDENTITY AND BACKGROUND.

                 a.       The Gladney Fund

                 b. Business address: 2300 Hemphill Street, Fort Worth, Texas 76110.

                 c. The Filing Person is a not for profit corporation that qualifies under Section 501(c)(3) of the Internal Revenue Code.

                 d., e. During the last five years, neither the Filing Person nor any of its executive officers and directors (identified below in this Item 2) have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to any such laws.

                 f.       Texas.

                 Richard J. Andrews is a member of the Board of Trustees of the Filing Person. Mr. Andrews's principal occupation is in investments and his principal business address is Beutel, Goodman Capital Management, 3227 Avalon Place, Houston, TX 77019.

                 Bonnie Blackman is a member of the Board of Trustees of the Filing Person. Mrs. Blackman's principal occupation is as a publisher and her principal business address is Bankers Digest, 7515 Greenville Ave., Suite 901, Dallas, TX 75321-3806.

                 Michael M. Christovich is a member of the Board of Trustees of the Filing Person. Mr. Christovich's principal occupation is as an attorney and his principal business address is Christovich & Kearney, L.L.P., Suite 2300, Pan American Life Ctr., 601 Poydras Street, New Orleans, LA 70130.

                 Donald L. Evans is a member of the Board of Trustees of the Filing Person. Mr. Evans's principal occupation is as an oil and gas executive and his principal business address is Tom Brown, Inc., P.O. Box 2608, Midland, TX 79702.





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                 Thomas E. Gorley, Jr. is a member of the Board of Trustees of the Filing Person. Mr. Gorley's principal occupation is as a computer consultant and his principal business address is 12801 Cross Creek Lane, Herndon, VA 22071.

                 Drue R. F. Howell is a member of the Board of Trustees of the Filing Person. Mrs. Howell's principal occupation is in personnel management and her principal business address is French Petroleum Corp., First Interstate Bank Plaza, 1000 Louisiana, Suite 3350, Houston, TX 77002.

                 Stephen Jernigan is a member of the Board of Trustees of the Filing Person. Mr. Jernigan's principal occupation is in investments and his principal business address is Monterey Holdings, LTD, 6710 N.W. Grand Blvd., Oklahoma City, OK 73116.

                 Ginger R. Lawhon is a member of the Board of Trustees of the Filing Person. Mrs. Lawhon's principal occupation is as a homemaker and her principal business address is 3717 Fox Hollow, Fort Worth, TX 76109.

                 Joseph N. Matlock is a treasurer and member of the Board of Trustees of the Filing Person. Mr. Matlock's principal occupation is as a banker and his principal business address is Franklin Federal Bancorp, 515 Congress, 26th Floor, Austin, TX 78701.

                 Pat Muller is a member of the Board of Trustees of the Filing Person. Mrs. Muller's principal occupation is as a homemaker and her principal business address is 1 Cossart Manor Road, Chadds Ford, PA 19327.

                 David N. Beyer is a member of the Board of Trustees of the Filing Person. Dr. Beyer's principal occupation is as a physician and his principal business address is Boulevard Clinic, 4201 Camp Bowie Blvd., Fort Worth, TX 76107.

                 Joseph M. Brooks is a member of the Board of Trustees of the Filing Person. Mr. Brooks's principal occupation is as a Certified Public Accountant and his principal business address is Joseph M. Brooks and Associates, Inc., 10440 North Central Expressway, #1440, Lock Box 304, Dallas, TX 75231.

                 Ann Crane is a member of the Board of Trustees of the Filing Person. Mrs. Crane's principal occupation is as a homemaker and her principal business address is 1325 Henry Clay Avenue, New Orleans, LA 70118.

                 Cathy Gildenhorn is a member of the Board of Trustees of the Filing Person. Mrs. Gildenhorn's principal occupation is as a homemaker and her principal business address is 5008 Baltan Road, Bethseda, MD 20816.

                 Fred J. Heyne, III is a member of the Board of Trustees of the Filing Person. Mr. Heyne's principal occupation is in real estate and his principal business address is The Heyne Company, 3820 W. Alabama, #100, Houston, TX 77027.

                 Walter E. Hussman, Jr. is a member of the Board of Trustees of the Filing Person. Mr. Hussman's principal occupation is as a publisher and his principal business address is Arkansas Democrat-Gazette, P.O. Box 2221, Little Rock, AR 72203-2221.





                                       4
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                 S. Dillard Kirby is a member of the Board of Trustees of the
Filing Person. Mr. Kirby's principal occupation is in finance and his principal business address is 5 Dogwood Drive, Morristown, NJ 07960.

                 W.M. Mack Lawhon is a member of the Board of Trustees of the Filing Person. Mr. Lawhon's principal occupation is as an accountant and his principal business address is Weaver & Tidwell, 1500 Commerce Bldg., 307 W. 7th Street, Fort Worth, TX 76102-5194.

                 Sharon M. Meadows is a member of the Board of Trustees of the Filing Person. Mrs. Meadows's principal occupation is as a homemaker and her principal business address is 115 E. 87th Street, Apt. 32-D-E, New York, NY 10128.

                 Gary Nelon is a member of the Board of Trustees of the Filing Person. Mr. Nelon's principal occupation is as a banker and his principal business address is First TX Bancorp, Inc., 900 Austin Avenue, P.O. Box 649, Georgetown, TX 78627.

                 Jan D. O'Neill is a secretary and member of the Board of Trustees of the Filing Person. Mrs. O'Neill's principal occupation is as a homemaker and her principal business address is 2511 Sinclair, Midland, TX 79705.

                 DeWitt T. Ray is a member of the Board of Trustees of the Filing Person. Mr. Ray's principal occupation is in investments and his principal business address is First National Holding Corp., P.O. Box 190574, Dallas, TX 75219.

                 Debbie Robinson is a member of the Board of Trustees of the Filing Person. Mrs. Robinson's principal occupation is as a homemaker and her principal business address is 831 Wade Hampton Drive, Houston, TX 77024.

                 William Scanlan, Jr. is a member of the Board of Trustees of the Filing Person. Mr. Scanlan's principal occupation is as an attorney and his principal business address is Schoenbaum, Curphy & Scanlan, 300 Convent, Suite 1775, San Antonio, TX 78205.

                 J. Peter Simon is a member of the Board of Trustees of the Filing Person. Mr. Simon's principal occupation is in investments and his principal business address is William E. Simon & Sons, Inc., 310 South Street, Second Floor, Morristown, NJ 07962-1913.

                 Theodore R. Wagner is a member of the Board of Trustees of the Filing Person. Mr. Wagner's principal occupation is as an attorney and his principal business address is Carter, Ledyard & Milburn, 2 Wall Street, New York, NY 10005.

                 Douglas D. Wheat is a member of the Board of Trustees of the Filing Person. Mr. Wheat's principal occupation is in investments and his principal business address is Haas Wheat & Harrison, Inc., 300 Crescent Court, Suite 1700, Dallas, TX 75201.

                 A.M. Mac Pate, III is a member of the Board of Trustees of the Filing Person. His principal occupation is as an oil executive and his principal business address is Texas Refinery Corp., P.O. Box 711, Fort Worth, TX 76101.

                 Mark A. Robertson is chairman and a member of the Board of Trustees of the Filing Person. Mr. Robertson's principal occupation is as an attorney and his principal business address is Robertson & Williams, 6108 North Western Avenue, Oklahoma City, OK 73118.

                 Ronald F. Saupe, P.C. is a member of the Board of Trustees of the Filing Person. Mr. Saupe's principal occupation is as an attorney and his principal business address is Grant Building, Suite 501, Pittsburgh, PA 13219.

                 Debbie Sowell is a member of the Board of Trustees of the Filing Person. Mrs. Sowell's principal occupation is as a printer and her principal business address is 108 Joshua Road, Weatherford, TX 76087.

                 Robert W. VanAmburgh is a member of the Board of Trustees of the Filing Person. Mr. VanAmburgh's principal occupation is as an accountant and his principal business address is 8284 Club Meadow, Dallas, TX 75243.

                 Mary Watt is a member of the Board of Trustees of the Filing Person. Mrs. Watt's principal occupation is as a homemaker and her principal business address is 819 Briar Ridge, Houston, TX 77057.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 The Filing Person acquired the Common Stock pursuant to a charitable gift and therefore no funds or other consideration were used to acquire the Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

                 The securities are being held by the Filing Person for investment purposes only. The Filing Person has no present intention to seek to acquire or otherwise control the Company.

                 The Filing Person may from time to time make additional purchases of securities of the Company in either open market or privately negotiated transactions, depending on the Filing Person's evaluation of the Company's business, prospects and financial condition, the market for such securities, other investment opportunities available to the Filing Person, the condition and prospects of the Filing Person's own businesses, the general condition of the economy and of the securities markets and other future developments. Depending on the same factors, such persons may from time to time decide to sell or otherwise dispose of their holdings of securities of the Company.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                 (a) The Filing Person is the direct beneficial owner of 5,500 shares of the Common Stock, representing approximately .08% of the outstanding Common Stock, based on the 6,577,556 shares of Common Stock outstanding on September 30, 1994 as reported by the Company's Form 10-Q for the quarterly period ended September 30, 1994.

                 By virtue of the Stockholders' Agreement described in Item 6 of this Schedule 13D, the Filing Person may be deemed to be the indirect beneficial owner of approximately 4,548,685 shares of the Common Stock held by the parties to such agreement, which number is based on the





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
number of shares reported to be covered by the Stockholders' Agreement as of March 18, 1994 in the Proxy Statement of the Company minus an estimate of shares disposed of by the parties thereto since such date.

                 (b) See the Filing Person's responses to Items 7, 8, 9 and 10 on the cover page to this Schedule 13D, which responses are incorporated herein by reference.

                 (c) The Filing Person does not own any other shares of the Company and has not purchased or sold any shares in the past 60 days.

                 (d)  Not applicable.

                 (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                 The Filing Person is a party to that certain Stockholders' Agreement, dated December 10, as amended (the "Stockholders' Agreement"), with respect to shares of the Common Stock owned by it. The Stockholders' Agreement requires, among other matters, that the stockholders vote their shares to fix the number of directors of the Company at fourteen and elect as directors five persons designated by certain stockholders affiliated with the Company's management (the "Management Stockholders") and nine persons designated by the Wesray Stockholders (as defined in the Stockholders' Agreement).

                 The Stockholders' Agreement also provides for each stockholder and Mutual Benefit Insurance Company not to sell any securities to a buyer who would as a result of such purchase own more than 50% of the outstanding Common Stock of the Company unless prior to such sale the buyer agrees to be bound by the Stockholders' Agreement and affords each stockholder the opportunity to sell a pro rata portion of his shares on the same terms and conditions.

                 The Stockholders' Agreement terminates on the earlier of (i) July 30, 1996; (ii) the date that the Wesray Stockholders, Management Stockholders and Mutual Benefit Insurance Company own an aggregate of less than 50% of the Company's issued and outstanding Common Stock; and (iii) the date of an event of bankruptcy or insolvency of the Company or Outlet Broadcasting, Inc. or foreclosure or similar actions or proceedings by the Company's senior lender.

                 By virtue of the provisions of the Stockholders' Agreement, the Filing Person may be deemed for purposes of Section 13(d) under the Exchange Act, to be a member of a "group" and to have indirectly acquired beneficial ownership of the shares of the Company held by the other parties to the agreement and to share the voting power of the shares of Common Stock of the Company held by such other parties to such agreement. The Filing Person disclaims beneficial ownership of the shares of Common Stock that are directly owned by each other party to the Stockholders' Agreement. The Stockholders' Agreement has been filed as an exhibit hereto and the parties to such Stockholders' Agreement are listed on the signature pages thereof.

                 Except as described herein, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between any person and the Filing Person with respect to any securities of the Company.





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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                 1. Stockholders' Agreement, dated December 10, 1986, by and among the Company, Outlet Broadcasting, Inc. and the persons named therein (incorporated by reference from Exhibit 10.2 to Outlet Broadcasting, Inc.'s Registration Statement on Form S-1, Registration No. 33-62292).

                 2. Amendment No. 1, dated as of December 1, 1987, to the Stockholders' Agreement (incorporated by reference from Exhibit 10.3 to Outlet Broadcasting, Inc.'s Registration Statement on Form S-1, Registration No. 33-62292).

                 3. Agreement dated July 26, 1988, by and among the Company, Outlet Broadcasting, Inc. and the persons named therein amending the Stockholders' Agreement (incorporated by reference from Exhibit 10.4 to Outlet Broadcasting, Inc.'s Registration Statement on Form S-1, Registration No. 33-62292).

                 4. Joinder in Company's Stockholders' Agreement dated as of December 16, 1994 by and between the Filing Person and the Company.





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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 16, 1994.                         The Gladney Fund


                                                   By:    /s/  Ellen Wilson
                                                       ------------------------
                                                   Name:  Ellen Wilson
                                                   Title: Assistant Secretary

                                   JOINDER IN
                          OUTLET COMMUNICATIONS, INC.
                            STOCKHOLDERS' AGREEMENT


        In consideration of the transfer to The Gladney Fund (the "Transferee") of 5,500 shares of Common Stock, par value $.01 per share, of Outlet Communications, Inc. (the "Corporation") and the registration of such transfer on the books of the Corporation, the Transferee and the Corporation agree that, as of the date written below, the Transferee shall become party as a Stockholder to the Outlet Communications, Inc. Stockholders' Agreement dated as of December 10, 1986, as amended, (the "Stockholders' Agreement"). The Transferee agrees to be bound by all of the terms and provisions of the Stockholders' Agreement as though it were an original party thereto. The Transferee acknowledges that, by becoming a party to the Stockholders' Agreement, it may be deemed to be an "affiliate" of the Corporation within the meaning of Rule 144 under the Securities Act of 1933, as amended, and that resales of the Common Stock of the Corporation will be restricted in accordance with Rule 144.

                                                 The Gladney Fund
                                                 (Name of Transferee)


                                                 By:     /s/  Ellen Wilson
                                                     --------------------------

Executed as of the 16th day of December, 1994.

                                                 Outlet Communications, Inc.


                                                 By:
                                                     --------------------------




                                      E-1